Exhibit 99.1

Consolidated Financial Statements

2024

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this report. The consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on these financial statements.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management evaluated the effectiveness of the Group’s ICOFR as of December 31, 2024 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission. As disclosed in note 41 to our financial statements, we are restating our consolidated financial statements for the fiscal year ended December 31, 2023 to correct an error related to the accounting treatment of deferred tax liabilities incorrectly accounted for from December 31, 2019. Our management concluded that our ICOFR was not effective from December 31, 2019 to December 31, 2024, due to a material weakness that was identified relating to a deficiency in the design of an existing internal control over the review and approval of the deferred taxation liability calculation of Blanket Mine (1983) (Private) Limited’s (“Blanket Mine” or “Blanket”). The error resulting in the restatement of our previous consolidated financial statements as indicated in note 41. Remediation to our ICOFR are presented in section 11 of the MD&A.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee consists of five independent non-executive directors. This Committee meets periodically with management, the external auditor, and the internal auditor to review accounting, auditing, internal control, and financial reporting matters.

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION (continued)

The consolidated financial statements as at and for the year ended December 31, 2024, 2023 and January 1, 2023 have been audited by the Group’s independent auditor, BDO South Africa Incorporated. The independent auditor’s report outlines the scope of their opinion.

The consolidated financial statements for the year ended December 31, 2024 were approved by the Board of Directors and signed on its behalf on March 31, 2025.

(Signed) J.M. Learmonth	(Signed) C.O. Goodburn
Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

Independent Auditor’s Report

To the shareholders of Caledonia Mining Corporation Plc

Opinion

We have audited the consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2024, 2023 and 2022 and the consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2024, 2023 and 2022 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2024, 2023 and 2022 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter — Restated Comparative Information

We draw attention to Note 41 to the financial statements, which explains that certain comparative information presented for the year ended December 31, 2023 and 2022 has been restated. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, we do not provide a separate opinion on these matters.

BDO South Africa Incorporated
Registration number: 1995/002310/21
Practice number: 905526
VAT number: 4910148685

Chief Executive Officer: LD Mokoena

A full list of all company directors is available on www.bdo.co.za

Caledonia Mining Corporation Plc

The company’s principal place of business is at The Wanderers Office Park, 52 Corlett Drive, Illovo, Johannesburg where a list of directors’ names is available for inspection. BDO South Africa Incorporated, a South African personal liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Key audit matter	How the key audit matter was addressed in the audit
Impairment assessment of the recoverable amounts of the cash generating units of the group (Note 3.1.3)	Our audit procedures included, amongst others:

Management assesses its group and individual cash generating units (“CGU”) at each reporting period to determine the recoverable amount, which is then compared to the carrying amount of non-financial assets. In accordance with IAS36, the comparison must be done at a consolidated and at a CGU level. If the recoverable amount is lower than the carrying amount, an impairment expense should be recognized.	● ●

We evaluated management’s assessment of impairment indicators over the CGUs;

We obtained an understanding of the controls in respect of the Group’s value in use calculations and the reviews thereof, including confirming that the value in use calculations have been approved by the Board;

Management have identified the following cash generating units for impairment assessment:	●	We evaluated Management’s value in use calculation against the approved LOM plan and our understanding of the operations, and assessed key estimates and assumptions used by Management;
● Caledonia Mining Corporation Group
● Blanket Mine CGU	●	We compared the trading performance against budget for FY 2024 to evaluate the quality of Management’s forecasting ability. Where underperformance against budget was highlighted, we evaluated the impact on the forecasts;

Impairment indicators were identified by management as at 31 December 2024 and therefor management was required to assess the recoverable amount of the CGU’s.	●	We assessed key inputs and assumptions used in the value in use calculation for reasonability, considering specifically the operating cashflow projections, ore reserves and resources, discount rate, forecasted production volumes and forecasted gold price and compared these to external sources where appropriate, taking into account our knowledge of the industry;

The recoverable amount of the CGU is determined as the higher of the value in use and fair value less cost to sell.	●	We made use of our internal valuation expertise to assess the valuation model and the related key inputs and assumptions for reasonability, to assess whether the methods applied are consistent with IFRS Accounting Standards;

There is a high level of inherent uncertainty, and critical judgements and estimates applied by management in the assessment of the value in use calculation of the CGU.	●	We evaluated managements sensitivity analysis for the value in use model and performed additional sensitivity analysis on the model where considered necessary; and

The estimates of future cashflows are based on financial budgets and the life of mine (“LOM”) plan, including significant judgements and assumptions related to:	●	We evaluated the adequacy of the Group’s disclosures in terms of the IFRS Accounting Standards.

● Ore reserves and mineral resources;
● Forecasted gold price;

● Discount rate; and

● Production volumes and grades

There was no impairment required based on the value in use calculation of the CGU.

As a result of the estimation uncertainty, judgements, and new information presented by management which is applied in the discounted cashflow model to calculate the value in use, the impairment assessment was considered a matter of most significance in our current year audit of the consolidated financial statements.

Caledonia Mining Corporation Plc

Other Information

Management is responsible for the other information. The other information comprises:

●	The Management’s Discussion and Analysis report of the consolidated operating results and financial position of the Group for the quarter ended December 31, 2024.

●	The Annual Report – referred to as Form 20-F which is expected to be made available to us after that date.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis report to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Caledonia Mining Corporation Plc

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Servaas Kranhold.

BDO South Africa Incorporated

Registered Auditors

Wanderers Office Park

52 Corlett Drive

Ilovo

2196

March 31, 2025

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2024	2023 Restated*	2022 Restated*
Revenue	7	183,018	146,314	142,082
Royalty		(9,263)	(7,637)	(7,124)
Production costs	8	(80,744)	(82,709)	(62,998)
Depreciation	18	(16,021)	(14,486)	(10,141)
Gross profit		76,990	41,482	61,819
Net foreign exchange loss	9	(9,722)	(6,772)	(5,677)
Administrative expenses	10	(15,658)	(17,429)	(11,941)
Net derivative financial instrument expense	11	(831)	(1,119)	(1,198)
Equity-settled share-based expense	12.2	(1,054)	(640)	(484)
Cash-settled share-based expense	12.1	(201)	(463)	(609)
Other expenses	13	(6,940)	(4,367)	(11,782)
Other income	14	1,090	263	60
Operating profit		43,674	10,955	30,188
Finance income	15	26	39	17
Finance cost	15	(3,157)	(3,024)	(657)
Profit before tax		40,543	7,970	29,548
Tax expense	16	(17,489)	(12,810)	(14,359)
Profit (loss) for the year		23,054	(4,840)	15,189

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(116)	(622)	(462)
Total comprehensive income for the year		22,938	(5,462)	14,727

Profit (loss) attributable to:
Owners of the Company		17,899	(7,862)	11,239
Non-controlling interests	28	5,155	3,022	3,950
Profit (loss) for the year		23,054	(4,840)	15,189

Total comprehensive income attributable to:
Owners of the Company		17,783	(8,484)	10,777
Non-controlling interests	28	5,155	3,022	3,950
Total comprehensive income for the year		22,938	(5,462)	14,727

Earnings (loss) per share
Basic earnings (loss) per share ($)	27	0.91	(0.44)	0.85
Diluted earnings (loss) per share ($)	27	0.91	(0.44)	0.85

* Refer to note 41.

The accompanying notes on pages 13 to 82 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	Note	December 31, 2024	December 31, 2023 Restated*	January 1, 2023 Restated*
Assets
Exploration and evaluation assets	17	97,326	94,272	17,579
Property, plant and equipment	18	189,456	179,649	178,983
Deferred tax asset	16	264	153	202
Total non-current assets		287,046	274,074	196,764

Income tax receivable	16	355	1,120	40
Inventories	20	23,768	20,304	18,334
Derivative financial assets	11.1	–	88	440
Trade and other receivables	21	12,675	9,952	9,185
Prepayments	22	6,748	2,538	3,693
Cash and cash equivalents	23	4,260	6,708	6,735
Assets held for sale	24	13,512	13,519	–
Total current assets		61,318	54,229	38,427
Total assets		348,364	328,303	235,191

Equity and liabilities
Share capital	25	165,408	165,068	83,471
Reserves	26	138,465	137,819	137,801
Retained loss		(89,996)	(97,143)	(80,529)
Equity attributable to shareholders		213,877	205,744	140,743
Non-controlling interests	28	20,587	18,456	16,946
Total equity		234,464	224,200	157,689

Liabilities
Deferred tax liabilities	16	48,418	46,123	40,893
Provisions	29	9,664	10,985	2,958
Loans and borrowings	30	1,500	–	–
Loan note instruments	31	8,313	6,447	–
Cash-settled share-based payment	12.1	411	374	1,029
Lease liabilities	19	199	41	181
Total non-current liabilities		68,505	63,970	45,061

Cash-settled share-based payment	12.1	634	920	1,188
Income tax payable	16	2,958	10	1,324
Lease liabilities	19	95	167	132
Loans and borrowings	30	1,174	–	–
Loan note instruments	31	855	665	7,104
Trade and other payables	32	26,647	20,503	17,454
Overdrafts	23	12,928	17,740	5,239
Liabilities associated with assets held for sale	24	104	128	–
Total current liabilities		45,395	40,133	32,441
Total liabilities		113,900	104,103	77,502
Total equity and liabilities		348,364	328,303	235,191

* Refer to note 41.

The accompanying notes on pages 13 to 82 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (“NCI”)	Total equity
Balance January 1, 2022*		82,667	(9,325)	132,591	14,513	(82,793)	137,653	14,810	152,463
Transactions with owners:
Dividends declared	35	–	–	–	–	(8,975)	(8,975)	(1,814)	(10,789)
Share-based payments:
Shares issued on settlement of incentive plan awards	12.1	804	–	–	–	–	804	–	804
Equity-settled share-based expense	12.2	–	–	–	484	–	484	–	484
Total comprehensive income:
Profit for the year*		–	–	–	–	11,239	11,239	3,950	15,189
Other comprehensive income for the year		–	(462)	–	–	–	(462)	–	(462)
Balance December 31, 2022*		83,471	(9,787)	132,591	14,997	(80,529)	140,743	16,946	157,689
Transactions with owners:
Dividends declared	35	–	–	–	–	(8,752)	(8,752)	(1,512)	(10,264)
Share-based payments:
Shares issued on settlement of incentive plan awards	12.1	351	–	–	–	–	351	–	351
Equity-settled share-based expense	12.2	–	–	–	640	–	640	–	640
Shares issued:
Equity raise (net of transaction cost)	25	15,569	–	–	–	–	15,569	–	15,569
Bilboes acquisition		65,677	–	–	–	–	65,677	–	65,677
Total comprehensive income:
(Loss) profit for the year*		–	–	–	–	(7,862)	(7,862)	3,022	(4,840)
Other comprehensive income for the year		–	(622)	–	–	–	(622)	–	(622)
Balance at December 31, 2023*		165,068	(10,409)	132,591	15,637	(97,143)	205,744	18,456	224,200

* Restated, refer to note 41.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (“NCI”)	Total equity
Balance December 31, 2023		165,068	(10,409)	132,591	15,637	(97,143)	205,744	18,456	224,200
Transactions with owners:
Dividends declared	35	–	–	–	–	(10,752)	(10,752)	(3,024)	(13,776)
Share-based payments:
Share issued on settlement of incentive plan awards	12	303	–	–	–	–	303	–	303
Equity-settled share-based expense	12.2	–	–	–	762	–	762	–	762
Shares issued:
Options exercised	12.2	37	–	–	–	–	37	–	37
Total comprehensive income:
Profit for the year		–	–	–	–	17,899	17,899	5,155	23,054
Other comprehensive income for the year		–	(116)	–	–	–	(116)	–	(116)
Balance at December 31, 2024		165,408	(10,525)	132,591	16,399	(89,996)	213,877	20,587	234,464
	Note	25	26	26	26			28

The accompanying notes on pages 13 to 82 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2024	2023	2022

Cash inflow from operations	33	55,438	26,398	49,657
Interest received		26	39	17
Finance costs paid	15	(2,864)	(2,462)	(192)
Tax paid	16	(10,645)	(9,206)	(6,866)
Net cash inflow from operating activities		41,955	14,769	42,616

Cash flows used in investing activities
Acquisition of property, plant and equipment	18	(27,477)	(28,556)	(41,495)
Acquisition of exploration and evaluation assets	17	(3,835)	(1,837)	(2,596)
Proceeds from derivative financial instruments		–	178	–
Acquisition of Put options	11.1	(743)	(946)	(478)
Proceeds from call options		–	–	416
Acquisition of call options		–	–	(176)
Net cash used in investing activities		(32,055)	(31,161)	(44,329)

Cash flows from financing activities
Dividends paid	35	(12,302)	(11,099)	(8,906)
Payment of lease liabilities	19	(182)	(184)	(150)
Shares issued – equity raise (net of transaction cost)	25	–	15,569	–
Proceeds from loans and borrowings	30	3,000	–	–
Repayments of loans and borrowings	30	(326)	–	–
Loan notes - Motapa payment		–	(7,250)	–
Loan notes - solar bond issue receipts (net of transaction cost)	31.1	1,970	6,895	–
Repayment of gold loan		–	–	(3,698)
Proceeds from share options exercised	25	37	–	–
Net cash (used in) / from financing activities		(7,803)	3,931	(12,754)

Net increase / (decrease) in cash and cash equivalents		2,097	(12,461)	(14,467)
Effect of exchange rate fluctuations on cash and cash equivalents		267	(67)	(302)
Net cash and cash equivalents at the beginning of the year		(11,032)	1,496	16,265
Net cash and cash equivalents at the end of the year	23	(8,668)	(11,032)	1,496

The accompanying notes on pages 13 to 82 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2024 and 2023 and January 1, 2023, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2024, 2023 and 2022, disclosure notes, material accounting policies and other explanatory information. The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

2.1	Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements were approved for issue by the Board of Directors on March 31, 2025.

2.2	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
•	equity-settled share-based payment arrangements measured at fair value on the grant date; and
•	derivative financial assets and derivative financial liabilities measured at fair value.

2.3	Functional currency

The consolidated financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD” or “US$”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 9 for foreign exchange effects related to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and the Zimbabwe Gold ("ZiG").

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

2	Basis of preparation (continued)

2.4	Prior year error

In preparation of the consolidated financial statements for the year ended December 31, 2024, an error was identified in the calculation of the deferred tax liabilities of Blanket. The change impacts the Company’s previously filed consolidated financial statements from December 31, 2019. The non-cash restatement was corrected in the opening balances from January 1, 2022 in these consolidated financial statements, as presented in note 41.

3	Use of accounting assumptions, estimates and judgements

In preparing these consolidated financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

3.1	Assumptions and estimation uncertainties

3.1.1	Depreciation of property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where mine development, infrastructure and other assets have a shorter useful life than the life-of-mine, they are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in 4.9.3.

3.1.2	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.2	Mineral reserves and resources (continued)

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-hole intersections where multiple reefs intersect;
•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows (i.e. Impairment);
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

3.1.3	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates. Refer to note 4.3 for more information.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.3	Impairment (continued)

Non-derivative financial assets

The Group uses a simplified approach in accounting for trade receivables and records the loss allowance as lifetime expected credit losses. When measuring expected credit losses, the Group uses reasonable and supportable forward-looking information, which is based on the assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss given default is an estimate of the loss arising on default. It is based on the expected shortfalls in contractual cash flows. The Group uses a provision matrix to calculate the probability of default, which includes historical data, assumptions and expectations of future conditions.

3.1.4	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer to note 5) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

Where the Company granted the counterparty to a share-based payment award the choice of settlement in cash or shares, the equity component is measured as the difference between the fair value of the goods and services and the fair value of the cash-settled share-based payment liability at the date when the goods and services are received at the measurement date. For transactions with employees, the equity component is zero.

Option pricing models require the input of assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Therefore, the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Additional information about significant assumptions and estimates used to determine the fair value of equity-settled share-based payment transactions are disclosed in note 12.2.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees regarding share-based awards that will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any change in the fair value of the liability is recognised in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements(continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.5	Taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. It was deemed the only legal tender in Zimbabwe and all liabilities held previously were assumed to be denominated in RTGS$. From January 1, 2019 Blanket Mine was required to implement Public Notice 26 of 2019 - Submission of Income Tax Returns and Payments of QPDs:2019 (“PN26”). Paragraph (a) of PN26 set the exchange rate between the RTGS$ and the USD at 1:1 on day 1 (Subsequently, the RTGS$ devalued to 30,674:1 USD before it was replaced by the ZiG on April 5, 2024 using an exchange rate of ZiG1: RTGS$ 2,499). PN26 (b) stated that “All taxable income is therefore expressed in RTGS$ and tax calculated thereon”. As a result of PN26, taxable income at Blanket Mine was calculated in RTGS$ for the period January 1, 2019 to December 31, 2022. Future tax regime changes required future RTGS$ allowances during this period to be claimed against RTGS$ taxable income.

In 2023, the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 20 (“PN20”). PN20 provided clarity on the interpretation of Section 37AA of the Income Tax Act [Chapter 23:06] of Zimbabwe, which requires taxpayers to submit separate tax returns where any part of the income from trade or investment is earned in foreign currency.

Section 37AA stated that the calculation of taxable income is expressed in the currency of the transaction and that the payment of the tax payable be made in proportion with the currency the revenue is earned in. The section further provides that the RTGS$ should be converted to US$ using the average auction rate of exchange for the year of assessment, with the same applying to US$ amounts that need to be converted to RTGS$.

On April 5, 2024 the RTGS$ was replaced by the ZiG.

In 2024, the Finance Act stated that with effect from July 1, 2024, where a company received or accrued more than 50% of the total income in foreign currency, such a company shall account for tax as if half of the income is earned in foreign currency. Management believes they have adequately provided for the probable outcome of tax-related matters; however, the final outcome or future outcomes anticipated in calculating the tax liabilities may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group further makes assumptions and estimates when recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient future taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated future taxable income against which the losses can be utilised.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements(continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.6	Blanket Mine's indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine required management to make significant assumptions and estimates which are explained in note 5.

3.1.7	Exploration and evaluation ("E&E") assets

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of its mineral projects and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g. such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available.

The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

3.1.8	Site restoration provision

A site restoration provision has been calculated for the Blanket Mine and the Bilboes, Maligreen and Motapa projects based on an independent analysis of the rehabilitation costs as performed in 2024. For projects, that gets capitalised to exploration and evaluation projects, the restoration costs are recognised at the current estimated cost of restoration and is undiscounted. Subsequently the costs capitalised are not amortised and the provision is not unwound. For the Blanket Mine the inflationary effect on current restoration costs are applied and then discounted to arrive at the present value of the provision. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 29).

Also refer to note 29 for how site restoration provisions are estimated for properties in the exploration and evaluation phase.

3.2	Judgements

For judgement applied to:

•	determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$ (before April 5, 2024)/ ZiG, refer to note 9,
•	impairments, refer to note 17 and 18.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. In addition, the accounting policies have been applied consistently by the Group.

4.1	Basis of consolidation

4.1.1	Subsidiaries and structured entities

Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

4.2	Revenue

Revenue comprises the sale of bullion.

Revenue is measured based on the consideration specified in a contract with the customer. Revenue is recognised when bullion is transferred to the customer and the sales price is fixed. It is at this point that the customer obtains control of the bullion and recovery of the consideration is probable.

In accordance with the requirements of the Zimbabwe Government, all gold must be delivered to Fidelity Gold Refinery (Private) Limited (Fidelity), a subsidiary of the Reserve Bank of Zimbabwe, for initial in-country refining.

4.2.1	Blanket

In accordance with the requirements of the Zimbabwe Government, 25% of the gold had to be sold to Fidelity and 75% may have been exported under the gold dealing licence held by Fidelity and proceeds were received 75% in USD and 25% in RTGS$ before April 5, 2024 and from April 5, 2024 in ZiG.

On February 6, 2025, the RBZ issued a Monetary Policy Statement which, inter alia, included a provision that with immediate effect exporters such as Blanket are required to “surrender” 30% of their export proceeds in return for ZiG. This means the arrangement outlined above has changed such that Blanket exports 70% of its gold production and sells the remaining 30% to Fidelity for ZiG.

A portion of unrefined metals produced by Blanket is exported by Caledonia to Al Etihad Gold FZCO (“AEG”, an accredited Dubai Good Delivery refinery) and Stonex Financial Limited, which make payment to Caledonia's bank account in Zimbabwe in USD.

4.2.2	Bilboes

Revenue from the sale of precious metals at Bilboes is recognised when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity. Control is transferred and the receipt of proceeds is substantially assured at point of delivery to the refiner. Bilboes revenue during the year was recognised from sales to Fidelity as a “small-scale producer” measured at the previous day’s 6pm London Bullion Market Association price less a 5% discount. The revenue was received 100% in USD and settlement occurs immediately after the bullion is delivered.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.3	Impairment

4.3.1	Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model and recognises lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward-looking macroeconomic factors, i.e. (interest rate, country risk, and risk-free rate) affecting the customer’s ability to settle the amount outstanding. The Group considers a trade receivable to be in default when the amount is 90 days past due from export- or local lodgement date. Failure to make payments within 90 days from the lodgement date and failure to engage with the Group on alternative payment arrangements, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery.

4.3.2	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Refer to note 18 for impaired property, plant and equipment.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.3	Impairment (continued)

4.3.3	Impairment of Explorations and evaluation ("E&E") assets

The test for impairment of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned in future.

•	The entity has not discovered resources with economic potential and as a result has decided to discontinue such activities in the specific area.

•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

4.4	Share-based payment transactions

4.4.1	Equity-settled share-based payments

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.

Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of equity-settled share-based payment transactions are disclosed in note 12.2.

4.4.2	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.5	Foreign currency

4.5.1	Foreign operations

As stated in note 2.3 the presentation currency of the Group is the US Dollars. The functional currency of the Company and all its subsidiaries is the US Dollars except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

•	assets and liabilities are translated using the exchange rate at year end; and
•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”).

If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, the settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

4.5.2	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the spot foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

In applying IAS 21, management determined that the US Dollars remained the primary currency in which the Group’s Zimbabwean entities operate, as:

•	the majority of revenue is received in US Dollars;
•	the gold price receivable was calculated in US Dollars;
•	the majority of costs are calculated by reference to the US Dollars if denominated in RTGS$ (before April 5, 2024)/ ZiG or is paid in US Dollars; and
•	Income tax liabilities calculated in RTGS$ (before April 5, 2024)/ ZiG are settled predominantly in US Dollars.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.5	Foreign currency (continued)

4.5.2	Foreign currency translation (continued)

The application of IAS 21, the advent of Statutory Instrument 142 (issued by Zimbabwean Government) and the devaluation of the RTGS$ (before April 5, 2024)/ ZiG against the US Dollars had an impact on the US Dollars value of RTGS$ (before April 5, 2024)/ ZiG denominated monetary assets and liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary asset such as cash held in RTGS$ (before April 5, 2024)/ ZiG.

Refer to note 9 for more information.

4.6	Finance income and finance cost

Finance income comprises interest income on funds invested. Finance income is recognised as it accrues in profit or loss, using the effective interest method. Finance cost comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on leases, loans and borrowings, loan notes and also includes commitment costs on overdraft facilities. Finance cost is recognised in profit or loss using the effective interest rate method.

4.7	Taxes

4.7.1	Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

4.7.2	Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

4.7.3	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. The tax and exchange rates applied are based on the laws that have been enacted, substantively enacted or the interbank exchange rates that prevail at the reporting date.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.7	Taxes (continued)

4.7.3	Deferred tax (continued)

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

4.8	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 27) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted.

4.9	Property, plant and equipment

4.9.1	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, borrowing costs on qualifying assets, the costs of dismantling and removing the items and restoring the site on which they are located. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss. Refer to note 4.3.2 for the impairment of non-financial assets.

4.9.2	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.9	Property, plant and equipment (continued)

4.9.3	Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. When the asset is ready for use in the manner intended by management, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the measured, indicated and estimated economical inferred mineral resources in Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Mineral resources and reserves categorised and reported in compliance with the definitions embodied in the CIM Definition Standards as incorporated into the NI 43-101 are reported inclusive of mineral reserves. Mineral resources and reserves categorised and reported in compliance with Subpart 1300 are reported exclusive of mineral reserves.

Inferred mineral resources are considered in the LoMP to the extent these mineral resources are above the cut-off, economically viable and of sufficient confidence, are expected to be upgraded and form part of eventual extraction and as a result are included in the calculation of depreciation. Refer to note 18 for the evaluation of the cut-off.

Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

Mineral resources in the measured and indicated mineral resource classifications have been converted into proven and probable mineral reserves respectively, by applying the applicable modifying factors and reasonable prospects of economic extraction.

Land is not depreciated.

The calculation of the production rate units could be affected to the extent that actual production in the future is different from the current forecast production. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

•	changes in mineral reserves and resources;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites; and
•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.9	Property, plant and equipment (continued)

4.9.3	Depreciation (continued)

The estimated useful lives for 2024, 2023 and 2022 are as follows:

•	buildings 10 to 15 years;
•	plant and equipment 5 to 10 years;
•	fixtures and fittings including computers 3 to 10 years;
•	motor vehicles 4 years;
•	right of use assets 3 to 6 years (determined by lease term); and
•	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Assets under construction’s useful life and residual values will be assessed once the asset is available for use.

4.10	Exploration and evaluation assets

Qualifying exploration costs are capitalised as incurred. Costs incurred before the legal rights to explore are obtained are recognised in profit or loss. The costs related to speculative drilling on unestablished orebodies at the Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets. Qualifying direct expenditures include such costs as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment and before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

Exploration and evaluation assets are not depreciated.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.11	Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle. It includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price of gold in the ordinary course of business, less the estimated costs of completion and selling expenses.

4.12	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

4.13	Assets and liabilities associated with assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale property, plant and equipment are no longer depreciated.

4.14	Financial instruments

4.14.1	Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise trade receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses. A trade receivable without a significant financing component is initially measured at the transaction price. Refer to note 4.3.1 for the impairment of receivables.

Fair value through profit or loss

This category comprises the Gold ETF, gold hedge and Put options. These instruments are carried at fair value with changes in fair value recognised in profit or loss as fair value losses on derivative financial instruments. Transaction costs are recognised in profit or loss immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss. Estimations made and further information is referred to in note 11.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.14	Financial instruments (continued)

4.14.2	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Gold ETF, gold hedge and Put options.. Estimations made and further information is in note 11. All changes in the fair value of derivative instruments are accounted for in profit or loss and all proceeds and acquisitions are classified under investing activities in the consolidated cash flow statement.

Financial liabilities at amortised cost

Non-derivative financial liabilities are recognised initially on the date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

4.15	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

4.16	Provisions

A provision is a liability of uncertain timing and amount. A liability is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as a finance cost.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.17	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment and exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of these assets. Production phase restoration costs are recognised at the net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk-free rate that reflects the time-value of money. For assets in the exploration and the evaluation phase the restoration costs are recognised at the undiscounted current cost.

The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, new acquisitions, major events, effects of inflation and assumptions regarding the amount and timing of the future expenditures. Every three years the restoration liability is reviewed and calculated by an independent expert unless a material event occurs that requires an earlier review. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. The periodic unwinding of the discount shall be recognised in the profit or loss as a finance costs.

4.18	Employee benefits

4.18.1	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid, in respect of salaries, annual leave, bonuses and severance packages, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

4.18.2	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.19	Standards issued but not yet effective

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation			Effective date and expected adoption date*
Amendments to the Classification and Measurement of Financial Instruments –Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities.

These amendments:

January 1, 2026
	●	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
	●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
	●	add new disclosures for certain instruments with contractual terms that can change cashflows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
	●	update the disclosures for equity instruments designated at fair value through other comprehensive income.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.19	Standards issued but not yet effective (continued)

Standard/ Interpretation				Effective date and expected adoption date*
Annual improvements to IFRS Accounting Standards - Volume 11

On July 18, 2024 the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11.

The IASB's annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards.

The amendments contained in the Annual Improvements relate to:

January 1, 2026
	●	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a First-time Adopter
	●	IFRS 7 Financial Instruments: Disclosures:
		o	Gain or loss on derecognition
		o	Disclosure of differences between the fair value and the transaction price
		o	Disclosures on credit risk
	●	IFRS 9 Financial Instruments:
		o	Derecognition of lease liabilities
		o	Transaction price
	●	IFRS 10 Consolidated Financial Statements - Determination of a ‘de facto agent’
	●	IAS 7 Statement of Cash Flows - Cost Method.

The Group is still in the process of assessing the impact of the above standards.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.19	Standards issued but not yet effective (continued)

Standard/ Interpretation			Effective date and expected adoption date*
IFRS 18 - Presentation and Disclosure in Financial Statements	IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard introduces the following key new requirements.		January 1, 2027
	●	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
	●	Management-defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.
	●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosure required for MPMs.

* Annual periods ending on or after.

New standards, amendments to standards and interpretations adopted from January 1, 2024 had no significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Zimbabwean Government pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of US$30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;

•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;

•

sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20.0% of the 15.0% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).

•

The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.

•

The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.

•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	Balance of facilitation loan[3]
				December 31, 2024	December 31, 2023
NIEEF	16%	3.2%	12.8%	6,723	8,489
Community Trust	10%	10.0%	–%	–	–
BETS[1,2]	10%	–%	–%	3,535	4,908
	36%	13.2%	12.8%	10,258	13,397

1 The shares held by BETS are effectively treated as treasury shares.

2 Accounted for under IAS19 Employee Benefits.

3 Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The balance on the facilitation loans is reconciled as follows:

	2024	2023
Balance at January 1	13,397	15,026
Interest incurred	637	259
Dividends used to repay loan	(3,776)	(1,888)
Balance at December 31	10,258	13,397

6	Capital management

When managing capital, the Group’s objectives are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital (refer to note 25), reserves (refer to note 26), accumulated other comprehensive income, retained loss, bank financing (refer to note 23) and non-controlling interests (refer to note 28).

	2024	*2023
Total equity	234,464	224,200

* Restated, refer to note 41.

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities that Management has assessed as adequate. It assesses its short term needs and funds these by available cash, overdrafts and short to medium term loans. Capital requirements for future project are evaluated on a case-by-case basis. As at December 31, 2024, there has been no change with respect to the overall capital risk management strategy.

7	Revenue

	Blanket			Bilboes*		Total
	2024	2023	2022	2024	2023	2024	2023	2022

Revenue	179,368	140,615	142,082	3,650	5,699	183,018	146,314	142,082
Revenue - silver sales	132	114	116	–	4	132	118	116
Revenue - gold sales	179,236	140,501	141,966	3,650	5,695	182,886	146,196	141,966

Total ounces gold sold	76,271	73,482	80,094	1,646	3,050	77,917	76,532	80,094
Net work in progress (oz)	385	1,934	681	–	–	385	1,934	681
Gold produced (oz)	76,656	75,416	80,775	1,646	3,050	78,302	78,466	80,775

Realised gold price ($/oz)	2,350	1,912	1,772	2,218	1,867	2,347	1,910	1,772

*	Bilboes Holdings was acquired on January 6, 2023. No production for 2022.
&	Bilboes Holdings does not have this information for 2024 as the current production method does not have all these statistics.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

8	Production costs

	2024	2023	2022
Blanket Mine	77,358	69,591	62,998
Salaries and wages	30,042	25,042	23,037
Consumable materials	23,653	24,087	23,601
Consumable materials – COVID-19	–	–	311
Electricity costs	14,870	13,496	9,634
Safety	1,112	1,155	998
Share-based expense (note 12)	412	637	853
On mine administration	4,648	2,783	2,736
Security	1,528	1,020	1,093
Solar operations and maintenance services	595	647	–
Write down of inventory (note 20)	312	283	563
Pre-feasibility exploration costs	186	441	172

Bilboes	3,386	13,118	–
Salaries and wages	1,276	2,796	–
Consumable materials	784	8,402	–
Electricity costs	451	553	–
Share-based expense (note 12)	22	23	–
On mine administration	853	1,344	–
	80,744	82,709	62,998

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

9	Net foreign exchange loss

The 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024 replaced the RTGS$ with a new currency that co-circulates with other foreign currencies in the Zimbabwean economy, named Zimbabwe Gold (“ZiG”). The ZiG was introduced at a rate of ZiG13.56:USD1 on April 5, 2024 and all RTGS$ balances were converted from RTGS$ to ZiG using an exchange rate of ZiG1:RTGS$2,499.

The official exchange rate of the ZiG weakened from ZiG13.99:USD1 to ZiG24.88:USD1 at September 30, 2024 and ZiG25.80:USD1 at December 31, 2024 resulting in significant foreign exchange losses on the ZiG-denominated VAT and Bullion sales receivables as indicated in the table below in the first nine months of 2024.

The retention threshold on gold receipts in 2024 was 75% in US Dollars and the balance in ZiG. The retention threshold was revised downwards to 70% in US Dollars effective February 6, 2025. The table below illustrates the effect the weakening of the ZiG, RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2024				2023			2022
	ZiG	RTGS$	Other	Total	RTGS$	Other	Total	RTGS$	Other	Total
Unrealised foreign exchange (losses) gains	(1,706)	–	23	(1,683)	#(614)	609	#(5)	#2,645	3	#2,648
Taxation and VAT	(1,363)	–	–	(1,363)	#(554)	–	#(554)	#3,147	–	#3,147
Other	(343)	–	23	(320)	(60)	609	549	(502)	3	(499)

Realised foreign exchange (losses) gains	(1,217)	(6,792)	(30)	(8,039)	(6,740)	(27)	(6,767)	(8,332)	7	(8,325)
Bullion sales receivable	(373)	(1,437)	–	(1,810)	(2,554)	–	(2,554)	(405)	–	(405)
Cash and cash equivalents	(152)	*(3,006)	(30)	(3,188)	(1,509)	27	(1,482)	(1,912)	7	(1,905)
Taxation, VAT and other receivables	(1,040)	(3,490)	–	(4,530)	(3,803)	(54)	(3,857)	(8,582)	–	(8,582)
Trade and other payables	348	1,141	–	1,489	1,126	–	1,126	2,567	–	2,567

Net foreign exchange (loss) gain	(2,923)	(6,792)	(7)	(9,722)	#(7,354)	582	#(6,772)	#(5,687)	10	#(5,677)

* Losses incurred due to cash held by way of Letter of credit ("LC") denominated in RTGS$. Delays in conversion of the LC resulted in a devaluation of the asset when the RTGS$ devaluated.

# Restated, refer to note 41.

Refer to note 34.3.1 for the sensitivity analysis on the currency risk.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

10	Administrative expenses

	2024	2023	2022
Investor relations	743	576	663
Audit fee	566	396	294
Advisory services fees	2,547	4,406	1,459
Listing fees	630	749	512
Directors fees – Company	675	571	569
Directors fees – Blanket	83	61	56
Employee costs	8,029	6,734	5,855
Employee costs – settlements group	115	1,784	–
Other office administration cost	334	445	468
Information technology and communication cost – Group related	249	241	391
Management liability insurance	907	897	985
Travel costs	780	569	689
	15,658	17,429	11,941

11	Derivative financial instruments

The fair value of derivative financial instruments (Gold loan) not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where available and were classified as level 2 in the fair value hierarchy. The fair value of derivative financial instruments traded in an active market were classified as level 1 in the fair value hierarchy. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Derivative financial instrument expenses		2024	2023	2022
Put options	11.1.1	831	1,097	38
Gold purchase options		–	22	–
Gold loan		–	–	(228)
Call options (December 13, 2021)		–	–	(240)
Cap and collar options and Call options		–	–	832
Call options transaction costs (March 9, 2022)		–	–	796
Gold exchange-traded fund ("Gold ETF")		–	–	–
Net derivative financial instrument expense		831	1,119	1,198

Cash flows arising from investing activities		2024	2023	2022
Acquisition of Put options	11.1.1	(743)	(946)	(478)
Proceeds from derivative financial liabilities – Gold purchase options		–	178	–
Call options (March 9, 2022) acquisition		–	–	(176)
Call options (March 9, 2022) proceeds		–	–	416
		(743)	(768)	(238)

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

11	Derivative financial instruments (continued)

Cash flows arising from financing activities	2024	2023	2022
Gold loan repayment	–	–	(3,698)
	–	–	(3,698)

11.1	Derivative financial assets

		2024	2023
Put options	11.1.1	–	88
		–	88

11.1.1	Put options

From December 2022 to December 31, 2024 the Company had the following put options to hedge gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	$1,750	December 2022 to May 2023
May 22, 2023	28,000 oz	$1,900	June to December 2023
December 19, 2023	12,000 oz	$1,950	January to March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 10, 2024	12,000 oz	$2,100	July to September 2024
October 4, 2024	12,000 oz	$2,600	October to December 2024

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce.

During February, 2025 the Company purchased Asian put options to hedge 43,439 ounces of gold, spread according to our planned production profile, over a period of eleven months from February to December 2025 at a strike price of $2,600.

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

All put options were classified as level 1 in the fair value hierarchy.

12	Share-based payments

12.1	Cash-settled share-based payments

12.1.1	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)

12.1.1	Restricted Share Units and Performance Units (continued)

PUs have a performance condition, determined on their grant date, based on metrics, such as, gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 28% - 110% probability that the performance conditions will be met and therefore a 28% - 110% (2023: 93-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at December 31, 2024 amounted to $1,045 (December 31, 2023: $1,294). Included in the liability as at December 31, 2024 is an amount of $324 (2023: $660 2022: $853) that was expensed and classified as production costs; refer to note 8.

The cash-settled share-based expense for PUs for the period amounted to $201 (2023: $463, 2022: $609). During the period PUs to the value of $83 were settled in share capital (net of employee tax) (2023: $351, 2022: $804) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	December 31, 2024	December 31, 2023
	PUs	PUs
Risk free rate	4.55%	3.88%
Fair value (USD)	9.41	12.20
Share price (USD)	9.41	12.20
Performance multiplier percentage	28% - 110%	93-100%
Volatility	0.77	0.90
January exercise price – 2020 awards (USD)	–	13.10
January exercise price – 2021 awards (USD)	11.89	13.10
January exercise price – 2022 awards (USD)	11.89	13.10
April exercise price – 2023 awards (USD)	10.87	–

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)

12.1.1	Restricted Share Units and Performance Units (continued)

	December 31, 2024	December 31, 2023
Share units granted:	PUs	PUs
Grant - January 11, 2021	35,341	56,244
Grant - May 14, 2021	482	964
Grant - June 1, 2021	375	1,310
Grant - June 14, 2021	199	398
Grant - September 6, 2021	229	458
Grant - September 20, 2021	230	460
Grant - October 1, 2021	508	1,016
Grant - October 11, 2021	225	450
Grant - November 12, 2021	923	1,846
Grant - December 1, 2021	225	900
Grant - January 11, 2022	41,381	75,198
Grant - January 12, 2022	556	825
Grant - May 13, 2022	1,894	2,040
Grant - June 1, 2022	–	1,297
Grant - July 1, 2022	1,899	2,375
Grant - October 1, 2022	1,800	2,024
Grant - April 7, 2023	73,462	79,521
Grant - May 15, 2023	–	581
Grant - June 1, 2023	617	617
Grant - June 7, 2023	572	572
Grant - August 10, 2023	5,514	5,514
Grant - September 1, 2023	1,617	1,617
Grant - October 3, 2023	14,258	14,258
Grant - April 8, 2024	169,141	–
Grant - June 10, 2024	1,406	–
Grant - June 17, 2024	1,155	–
Grant - July 1, 2024	1,461	–
Grant - August 12, 2024	1,554	–
RSU dividends reinvested	–	–
Settlements/ terminations	(110,235)	(68,171)
Total awards outstanding	246,789	182,314

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.2	Restricted Share Units and Performance Units

12.2.1	EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, based on gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 42% - 105% probability that the performance conditions will be met and therefore a 42% - 105% (2023: 100%) performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at December 31, 2024 amounted to $652 (2023: $640, 2022: $417). An amount of $110 (2023: $Nil; 2022: $Nil) was expensed and classified as production costs; refer to note 8.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment on:

Grant date	January 24, 2022	April 7, 2023	April 8, 2024	May 13, 2024
Number of units – remaining at reporting date	113,693	80,773	125,433	13,140
Share price (USD) - grant date	11.50	16.91	10.91	10.01
Fair value (USD) - grant date	10.15	15.33	9.53	10.02
Performance multiplier percentage at grant date	100%	100%	100%	100%
Performance multiplier percentage at December 31, 2024	105%	42%	97%	97%

12.2.2	Equity Restricted Share Units

RSUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“ERSUs”) vest on the date as specified in the ERSUs agreement given that the service conditions of the relevant employees have been fulfilled. The value of the vested ERSUs is the number of ERSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

ERSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional ERSUs at the then applicable share price. The fair value of the RSUs at the grant date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.2	Restricted Share Units and Performance Units (continued)

12.2.2	Equity Restricted Share Units (continued)

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue on:

Grant date	May 13, 2024
Vesting date	September 30, 2024
Number of units granted	26,404
Share price (USD) - grant date	10.01
Fair value (USD) - grant date	10.02
Performance multiplier percentage at grant date	100%

The equity-settled share-based expense for ERSUs as at December 31, 2024 amounted to $402 (2023: $Nil; 2022: $Nil). During the year ERSUs to the value of $220 were settled in share capital (net of employee tax) with the employee tax portion recognised in profit or loss.

12.2.3	Share option programs

The maximum term of the options under the OEICP is ten years. Equity-settled share-based payments under the OEICP will be settled by physical delivery of shares. Under the OEICP the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. At December 31, 2024 the Company had 10,000 (2023: 20,000) options outstanding granted to the employees of 3PPB Plc (providing US investor relations services to Caledonia), P Chidley and P Durham in equal units each.

The fair value of share-based payments noted above was estimated using the Black-Scholes valuation model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value

The equity-settled share-based expense relating to grants amounted to $Nil (2023: $Nil, 2022: $67). Options to the value of $37 were exercised during the year.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

13	Other expenses

	2024	2023	2022
Intermediated Money Transaction Tax*	1,387	1,266	1,378
Community and social responsibility cost	1,326	1,504	898
Impairment of property, plant and equipment (note 18)	1,711	877	8,209
Impairment of exploration and evaluation assets	–	–	467
Impairment Solar - VAT and duty receivables	–	720	–
Impairment Solar - replacement part (note 24)	385	–	–
Bilboes pre-acquisition cost	–	–	830
Retirement benefits @	2,099	–	–
Loss on sale of property, plant and equipment	32	–	–
	6,940	4,367	11,782

*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, and charged at 2% per transaction in Zimbabwe.

@

Caledonia awarded discretionary payments to selected employees at Blanket Mine and Bilboes over 60 years of age as retirement amounting to $2.1 million (excluding Share-based payment awards granted that remained unaffected). Group related retirements were classified as administrative expenses.

14	Other income

	2024	2023	2022
Reversal of interest and penalties	656	–	–
Eersteling sale receipts	200	–	–
Other	234	263	60
	1,090	263	60

15	Finance income and finance cost

	2024	2023	2022
Finance income received - Bank	26	39	17

Unwinding of rehabilitation provision - Blanket (note 29)	197	109	132
Finance cost - Leases (note 19)	10	22	31
Zimbabwe Electricity Supply Authority interest	–	68	–
Finance cost – Overdrafts	1,811	1,657	192
Finance cost - Motapa loan notes payable	–	619	302
Finance cost - Solar loan notes payable (note 31)	846	549	–
Finance cost – Loans and borrowings (note 30)	293	–	–
Total finance cost	3,157	3,024	657

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

15	Finance income and finance cost (continued)

Finance cost paid	2024	2023	2022
Finance cost	3,157	3,024	657
Non cash - loan note interest (note 31)	(86)	(363)	(302)
Non cash - Unwinding of rehabilitation provision (note 29)	(197)	(109)	(132)
Non cash - Trade payables	–	(68)	–
Non cash - Finance cost on leases (note 19)	(10)	(22)	(31)
	2,864	2,462	192

16	Tax expense

Tax recognised in profit or loss	2024	2023	2022

Current tax	15,310	7,642	9,932
Income tax - current year	14,382	4,821	8,707
Income tax - change in tax estimate	–	1,944	(46)
Withholding tax - current year	928	867	1,271
Acquisition of Bilboes Gold tax liability	–	10	–

Deferred tax expense	2,179	5,168	*4,427
Origination and reversal of temporary differences	2,179	5,168	*4,427

Tax expense – recognised in profit or loss	17,489	12,810	*14,359

Tax recognised in other comprehensive income
Income tax - current year	–	–	–

Tax expense	17,489	12,810	*14,359

* Restated, refer to note 41.

Unrecognised deferred tax assets	2024	2023	2022

Bilboes Holdings (Private) Limited	4,428	*4,447	—
Caledonia Holdings Zimbabwe (Private) Limited – mining	2,942	2,942	—
Caledonia Holdings Zimbabwe (Private) Limited - services	3,438	1,805	1,805
Blanket Employee Trust Services (Private) Limited	330	260	227
Caledonia Mining Services (Private) Limited	—	—	69
Greenstone Management Services (Pty) Ltd (UK)@	359	144	176
Tax losses carried forward	11,497	9,598	2,277

Taxable losses do not expire for the entities incurring taxable losses within the Group, unless the entities cease trading. Tax losses carried forward relate to Caledonia Holdings Zimbabwe (Private) Limited and Bilboes Holdings (Private) Limited. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

* Assessed losses of Bilboes of $3,763 was acquired during 2023.

@ Assessed losses of Greenstone Management Services (Pty) Ltd (UK) are not carried over and reset to zero each year.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Tax paid	2024	2023	2022

Net income tax receivable/ (payable) at January 1	1,110	(1,284)	(1,461)
Current tax expense	(15,310)	(7,642)	(9,932)
Acquisition of Bilboes Gold tax liability	–	(10)	–
VAT allocated against income tax	1,112	–	–
Foreign currency movement	(160)	840	3,243
Tax paid	10,645	9,206	6,866
Net income tax (payable)/ receivable at December 31	(2,603)	1,110	(1,284)

Reconciliation of tax rate	2024	(3)2023	(3)2022
Profit (loss) for the year	23,054	(4,840)	15,189
Total tax expense	17,489	12,810	14,359
Profit before tax	40,543	7,970	29,548

Income tax at Company's domestic tax rate (1)	–	–	–
Tax rate differences in foreign jurisdictions (2)	13,626	5,808	12,600
Effect of income tax calculated in RTGS$ as required by PN26	–	–	713
Management fee – withholding tax on deemed dividend portion	313	398	247
Management fee – non-deductible deemed dividend	615	675	735
Management fee – withholding tax - current year	139	169	174
Withholding tax on intercompany dividends	476	300	850
Non-deductible expenditure
- Donations	289	318	269
- Other non-deductible expenditure and income	(257)	37	1,613
Unrealised foreign exchange gains (loss)	245	(642)	(3,733)
Change in tax estimates
- Zimbabwean income tax	–	1,891	–
- South African income tax	–	53	(46)
Change in unrecognised tax losses	2,043	3,803	937
Tax expense - recognised in profit or loss	17,489	12,810	14,359

(1)	The tax rate in Jersey, Channel Islands is 0% (2023: 0%, 2022:0%).
(2)

The effective tax rate of 43.14% (2023: 160.73%, 2022: 48.60%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that are not tax-deductible against taxable income in Zimbabwe, South Africa, United Kingdom and Jersey, Channel Islands.

(3)	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2024	(2)2023	2024	(2)2023	2024	(2)2023
Property, plant and equipment	–	–	(49,037)	(46,570)	(49,037)	(46,570)
Exploration and evaluation assets	–	–	(159)	(146)	(159)	(146)
Inventories – obsolete stock	418	365	–	–	418	365
Prepayments	–	–	(9)	(9)	(9)	(9)
Trade and other payables	296	91	–	–	296	91
Provisions	295	233	–	–	295	233
Other	42	66	–	–	42	66
Tax assets/ (liabilities)	1,051	755	(49,205)	(46,725)	(48,154)	(45,970)
					(1)	(1)

(1)

The net deferred tax liability consists of a deferred tax asset of $264 (2023: $153) from the South African operation and a net deferred tax liability of $48,418 (2023: $46,123) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of non-current assets and non-current liabilities in the statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

(2)	Restated, refer to note 41.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2024	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2024
Property, plant and equipment	(46,570)	(2,468)	1	(49,037)
Exploration and evaluation assets	(146)	(13)	–	(159)
Inventories – obsolete stock	365	53	–	418
Prepayments	(9)	–	–	(9)
Trade and other payables	91	211	(6)	296
Provisions	233	62	–	295
Other	66	(24)	–	42
Tax (liabilities)/ assets	(45,970)	(2,179)	(5)	(48,154)

	*Balance January 1, 2023	*Recognised in profit or loss	*Foreign exchange movement	*Balance December 31, 2023
Property, plant and equipment	(41,810)	(5,332)	572	(46,570)
Exploration and evaluation assets	(2)	–	(144)	(146)
Inventories - obsolete stock	64	49	252	365
Prepayments	(5)	(5)	1	(9)
Unrealised foreign exchange	733	–	(733)	–
Trade and other payables	712	(44)	(577)	91
Provisions	(383)	98	518	233
Other	–	66	–	66
Tax (liabilities)/ assets	(40,691)	(5,168)	(111)	(45,970)

* Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets

	Bilboes Gold	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total
Balance at January 1, 2023	–	7,844	5,626	3,723	294	27	65	17,579
Acquisition at costs:
- Mining claims acquired	73,198	–	–	–	–	–	–	73,198
Decommissioning asset estimation adjustment	–	1,466	152	–	–	–	–	1,618
Exploration costs:
- Consumables and drilling	–	903	102	–	–	–	–	1,005
- Contractor	–	2	–	–	–	–	–	2
- Labour	–	377	111	–	–	–	–	488
- Power	–	–	7	–	–	–	–	7
- Other	375	–	–	–	–	–	–	375
Balance at December 31, 2023	73,573	10,592	5,998	3,723	294	27	65	94,272

Balance at January 1, 2024	73,573	10,592	5,998	3,723	294	27	65	94,272
Decommissioning asset estimation adjustment	(961)	(882)	8	–	–	–	–	(1,835)
Exploration costs:
- Consumables and drilling	–	1,792	19	–	–	–	–	1,811
- Contractor	–	14	5	–	–	–	–	19
- Labour	–	576	–	51	–	–	–	627
- Power	–	74	3	–	–	–	–	77
- Other	–	67	–	–	–	–	–	67
Preliminary economic assessment and feasibility study	2,288	–	–	–	–	–	–	2,288
Balance at December 31, 2024	74,900	12,233	6,033	3,774	294	27	65	97,326

Non cash acquisitions of exploration and evaluation assets for the year consist of $1,054 (2023: $73,198 Bilboes acquisition, $1,618 decommissioning and $40 Bilboes lease right of use asset) included in trade and other payables at December 31, 2024.

There were no impairment indicators during 2024 on exploration and evaluation assets.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)

17.1	Bilboes Gold

Caledonia signed a conditional agreement (the “Sale and Purchase Agreement”) to purchase 100% of Bilboes Gold Limited (“Bilboes Gold”) on July 21, 2022. Bilboes Gold is the holding company of Bilboes Holdings that owns high-grade sulphide resources and the mining claims to the oxide mine deposit. It was agreed that Caledonia would purchase Bilboes Gold for a consideration to be settled by issue to the sellers of 5,123,044 new shares in Caledonia, comprising initial consideration shares, escrow consideration shares and deferred consideration shares. In addition to the shares a 1% net smelter royalty (“NSR”) was granted on the Bilboes’ future revenues to one of the sellers, Baker Steel Resources Trust Limited (“Baker Steel”). The Sale and Purchase Agreement gave Caledonia the rights to the sulphide project in addition to the right to mine the Bilboes oxide mine.

On January 6, 2023, following the satisfaction of conditions precedent, Caledonia completed the acquisition of Bilboes Gold.

The acquisition of Bilboes Gold was classified as an asset and liability acquisition as there were no inputs, processes and outputs and it was not a business combination in terms of IFRS 3 Business Combinations.

Upon completion of the transaction on January 6, 2023, the initial consideration shares were issued, in the amount of 4,425,797 common shares, to the three sellers of Bilboes Gold Limited and the NSR agreement was signed.

The escrow consideration shares of 441,095 common shares of Caledonia were issued to one of the sellers in settlement of a separate commercial arrangement between its subsidiary and the holding company of another seller, and upon receipt by the Company of a “share adjustment notice” instructing the issue of the shares. The share adjustment notice was only issued once approval had been obtained from the Reserve Bank of Zimbabwe for such commercial arrangement. On March 30, 2023, the 441,095 common shares were issued after the share adjustment notice was received.

Deferred consideration shares of 256,152 common shares of Caledonia were issued to the sellers on April 11, 2023. Total consideration shares issued for the acquisition of Bilboes Gold amounted to 5,123,044 shares with the value of the consideration shares set at US$65.677 million. The value of the initial consideration shares issued was based on the last trading day's closing share price on NYSE American LLC before completion of US$12.82 per share.

17.2	Motapa

On November 1, 2022 Caledonia entered into a share purchase agreement with Bulawayo Mining Company Limited (“Bulawayo Mining”) to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”) (“Share Purchase Agreement”).

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to the Bilboes gold project.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)

17.2	Motapa (continued)

The Motapa asset has been mined throughout most of the second half of the 20th century, Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

The acquisition was accounted for as an asset acquisition as the net assets acquired do not meet the definition of a business. The purchase price of the net assets acquired was allocated to exploration and evaluation assets based on management’s estimation of the fair value at acquisition.

The initial purchase price of $1 million was paid on November 1, 2022. Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa and Arraskar. The remainder of the purchase price was settled by way of loan notes. The final settlement was made on July 3, 2023.

Exploration drilling at Motapa has been focused on three main areas which have historically been commercially mined i.e. Motapa North, Motapa Central and Motapa South. The Motapa North area abuts directly on the southern lease boundary of Bilboes. A fourth area, Mpudzi, where there is no historic evidence of open pit mining, was identified through surface trenching and was followed up with drilling.

To date, 7,728 samples from drilling activities have been submitted and 5,512 assay results have been received. With Motapa's location adjacent to Bilboes, significant synergies could be obtained should a viable resource body be identified through the planned exploration program.

17.3	Maligreen

On November 3, 2021 the mining claims over the Maligreen project (“Maligreen”), a property situated in the Gweru mining district in the Zimbabwe Midlands, were transferred to Caledonia Holdings Zimbabwe (Private) Limited for a total cash consideration of US$4 million.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

•	An estimated 60,000 meters of diamond core and percussion drilling
•	3.5 tonnes of bulk metallurgical test work
•	Aeromagnetic and ground geophysical surveys

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)

17.3	Maligreen (continued)

On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR updating the estimated mineral resources at Maligreen. The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment

Cost	Land and Buildings	Right of use asset	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant & Equipment	Furniture & Fittings	Motor Vehicles	Solar Plant	Total
Balance at January 1, 2023	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions*	–	–	–	28,276	538	335	294	163	29,606
Impairments	–	–	(872)	–	(36)	–	–	–	(908)
Disposals	–	–	–	–	(33)	–	–	–	(33)
Reallocations between asset classes	1,492	–	37,116	(39,099)	491	–	–	–	–
Reallocate to assets held for sale	–	–	–	–	–	–	–	(14,301)	(14,301)
Foreign exchange movement	–	(24)	–	(2)	–	(37)	(3)	–	(66)
Balance at December 31, 2023	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124

Balance at January 1, 2024	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124
Additions*	214	265	128	25,012	1,532	243	187	–	27,581
Impairments~	(29)	–	–	–	(3,367)	–	–	–	(3,396)
Disposals	–	–	–	–	–	(3)	(233)	–	(236)
Derecognition	–	(256)	–	–	–	–	–	–	(256)
Reallocations between asset classes	–	–	24,900	(25,573)	673	–	–	–	–
Foreign exchange movement	–	(4)	–	–	–	(11)	–	–	(15)
Balance at December 31, 2024	16,871	506	143,426	35,067	70,283	2,090	3,559	–	271,802

*	Included in additions is the change in estimate for the decommissioning asset of $317 (2023: $1,962).
~

Included in the 2024 impairments are drill rigs with a net book value amount of $309, Lima plant at $1,204, sinking headgear of $91 and other assets of $107. These assets were impaired to a net book value amount of $Nil, as management no longer intends to use it in the manner originally intended and being derecognised.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use asset	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant & Equipment	Furniture & Fittings	Motor Vehicles	Solar Plant	Total
Balance at January 1, 2023	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the year	1,012	124	5,459	93	6,573	185	258	782	14,486
Accumulated depreciation for assets reallocated to assets held for sale	–	–	–	–	–	–	–	(782)	(782)
Accumulated depreciation - impairments	–	–	(21)	–	(10)	–	–	–	(31)
Foreign exchange movement	–	(9)	–	–	–	(30)	(2)	–	(41)
Balance at December 31, 2023	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475

Balance at January 1, 2024	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475
Depreciation for the year	1,102	127	7,189	77	7,099	205	222	–	16,021
Impairment for the year	22	–	–	–	1,689	–	–	–	1,711
Accumulated depreciation and impairment - impairments	(29)	–	–	–	(3,367)	–	–	–	(3,396)
Accumulated depreciation on disposals	–	–	–	–	–	(2)	(202)	–	(204)
Accumulated depreciation derecognised assets	–	(256)	–	–	–	–	–	–	(256)
Foreign exchange movement	–	2	–	–	–	(7)	–	–	(5)
Balance at December 31, 2024	10,457	218	24,995	863	41,241	1,451	3,121	–	82,346

Carrying amounts
At December 31, 2023	7,324	156	100,592	34,842	35,625	606	504	–	179,649
At December 31, 2024	6,414	288	118,431	34,204	29,042	639	438	–	189,456

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

18.1	Impairment considerations

At year end management identified indicators of impairment at the Blanket CGU. The Blanket CGU excluded the Solar plant that is classified as held for sale at December 31, 2024. No impairment indicators were identified at other CGUs nor at a consolidated level, excluding the Blanket CGU. In calculating the recoverable amount of the Blanket CGU, management used the following assumptions as their best estimate:

•	Gold price per ounce ranging from $2,136 to $2,575.

•	Life of mine (“LoM”) to 2041 (that is inclusive of inferred resources and it based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

•	grade ranging between 2.81g/t to 3.81g/t.

•	Production ounces between 71,082 and 96,284 per annum over the LoM.

•	On mine cost of between $838 to $1,135 (real) over the LoM.

•	Peak capex of $34.9 million.

•	Weighted average cost of capital of 16.6%.

•	Income tax of 25.75% on taxable income.

No impairments were identified at Blanket.

Items of property, plant and equipment are depreciated over the LoM, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s cut off grade for the period 2006 to 2024. The cut off grade is 2.10 g/t (2023: 2.10 g/t) while the recovered grade is expected to range from 2.63 g/t to 3.57 g/t over the period. All-in-sustaining-cost has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

18.2	Cash flow used in acquisition of property, plant and equipment:

	2024	2023
Additions	27,581	29,606
Adjustments for:
Net property, plant and equipment included in prepayments	679	329
Net property, plant and equipment included in trade and other payables	(201)	583
Right of use asset recognition (note 19)	(265)	–
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 29)	(317)	(1,962)
	27,477	28,556

18.3	Capital commitments

The amount of contractual commitment for the acquisition of property, plant and equipment at December 31, 2024 amounted to $2,503 (2023: $2,035).

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

19	Leases

Leases as lessee

The Group leases administrative offices and a warehouse. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. Three leases for the administrative offices expired in 2024 (South Africa and Zimbabwe) and one lease will expire in 2025 (Jersey, Channel Islands). Only one administrative office lease (South Africa) was renewed and expires in 2028. The warehouse lease entered in during 2024 expires in 2026.

Information about leases for which the Group is a lessee is presented below.

19.1	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment (refer to note 18).

	2024	2023
Balance at January 1	156	295
Depreciation	(127)	(124)
Additions	265	–
Derecognition	(256)	–
Derecognition – accumulated depreciation	256	–
Foreign currency movement	(6)	(15)
Balance at December 31	288	156

Lease liabilities

	2024	2023
Balance at January 1	208	313
Additions to lease liability	265	67
Finance cost	10	22
Lease payments	(182)	(184)
Foreign currency movement	(7)	(10)
Balance at December 31	294	208

19.2	Amounts recognised in profit or loss

	2024	2023	2022
Finance cost on lease liabilities (note 15)	10	22	31
Unrealised foreign exchange gain (loss)	1	(5)	19
Depreciation (note 18)	127	124	137
	138	141	187

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

19	Leases (continued)

19.3	Amounts recognised in statement of cash flows

	2024	2023	2022
Total cash outflow for leases - principal	172	162	119
Total cash outflow for leases - finance cost	10	22	31
Total cash outflow for leases - payments	182	184	150

19.4	Maturity of lease liabilities

The maturity of lease liabilities are as follows as at December 31:

	2024	2023
Less than one year	121	175
One to two years	82	42
Two to three years	73	–
Three to four years	79	–
Total lease payments	355	217
Finance cost	(61)	(9)
Present value of lease liabilities	294	208

20	Inventories

	2024	2023
Consumable stores*	20,712	18,001
Gold in progress and Ore Stockpile@	3,056	2,303
	23,768	20,304

*

Included in consumables stores is an amount of ($2,105) (2023: ($1,793)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use. Write down of inventory amounted to $312 for 2024 (2023:$283).

@

Gold work in progress balance as at December 31, 2024 consists of 3,442 ounces (2023: 3,057 ounces) of gold. The ore stockpile relates to a surface stockpile of approximately 8,487 tonnes (2023: Nil tonnes) of crushed ore containing approximately 700 ounces of recoverable gold. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage based on the expected processing method.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

21	Trade and other receivables

	2024	2023
Bullion sales receivable	4,095	5,403
VAT receivables	8,164	4,259
Deposits for stores, equipment and other receivables	416	290
	12,675	9,952

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no historic credit losses on debtors. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full. A Blanket VAT receipt of $4.9 million was delayed by the Zimbabwean Revenue Authority ("ZIMRA") and applied against our revenue royalty tax payments. This resulted in a dual deduction of revenue royalties by ZIMRA and Fidelity on behalf of ZIMRA. The remaining VAT receivable was applied against our other taxes payable in quarter 1 of 2025.

22	Prepayments

	2024	2023
Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	462	527
Blanket Mine third party suppliers - USD	1,689	808
Blanket Mine third party suppliers - ZiG	4,289	–
Blanket Mine third party suppliers - RTGS$	–	938
Other prepayments	308	265
	6,748	2,538

23	Cash and cash equivalents

	2024	2023
Bank balances	4,260	4,252
Restricted cash*	–	2,456
Cash and cash equivalents	4,260	6,708
Overdrafts	(12,928)	(17,740)
Net cash and cash equivalents	(8,668)	(11,032)

*

Cash of $2,456 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on November 28, 2023 and settled in January, 2024. The cash on maturity was transferred to CMSA’s bank account, denominated in South African Rands.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

23	Cash and cash equivalents (continued)

	Date drawn	Expiry	Repayment term	Principal value (million)	Balance drawn at December 31, 2024 (million)
Overdraft facilities
Stanbic Bank Limited - ZiG	Mar-24	Mar-25	On demand	ZiG6.7	$	Nil
Stanbic Bank Limited - USD	Mar-24	Mar-25	On demand	$4.0		$1.5
CABS Bank - USD	Oct-24	Oct-25	On demand	$0.8		$0.7
Ecobank - USD	Mar-24	Feb-25	On demand	$6.0		$4.4
Nedbank - USD	Apr-24	Apr-25	On demand	$7.0		$6.3

Letter of credit
Stanbic Bank Limited – USD		Mar-25		$2.5	$	Nil

24	Assets and liabilities associated with assets held for sale

	2024	2023
Non-current assets held for sale
Solar plant	13,512	13,519
Liabilities associated with assets held for sale
Site restoration liability	104	128

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity in Africa. The offer was received from a reputable global renewable energy operator and management is in an advanced stage of executing agreements to sell the solar plant. It is proposed that the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a cash profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining.

On September 28, 2023 the Board approved management to further negotiate the purchase of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Management determined the value of the solar plant as the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant. The asset was classified as property, plant and equipment before the reclassification to assets held for sale.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

24	Assets and liabilities associated with assets held for sale (continued)

The change in estimate for the liability held for sale is mainly due to the Blanket Mine’s LoM that was extended to 2041 (that is inclusive of inferred resources and is based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

Caledonia announced on October 1, 2024 that it has signed a conditional sale agreement for the entire issued share capital of its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited ("CMS"), which owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. CMS is to be sold to CrossBoundary Energy Holdings ("CBE") for $22.4 million, subject to the fulfilment of outstanding conditions precedent. The extension of the classification of the solar plant as an asset held for sale beyond the 12 months is supported by the ongoing commitment from the board to sell the solar plant to CBE. The time for the outstanding conditions to be fulfilled in line with the agreement is outside of management’s control. Management believes that the sale remains highly probable.

During 2024 the faulty transformers were impaired at a carrying amount of $385 and replaced at a cost of $408.

The purchase consideration of $22.4 million is payable in cash, and the power generation of the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement. Upon completion of the sale, Caledonia will realise a pre-tax profit of $9 million on the $13.4 million construction cost of the solar plant.

25	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount
January 1, 2023	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 12.1.1)	24,389	351
- equity raise	1,207,514	15,569
- Bilboes Gold Limited acquisition	5,123,044	65,677
December 31, 2023	19,188,073	165,068
Shares issued:
- share-based payment - employees (note 12.1.1)	6,787	83
- share-based payment - employees (note 12.2.2)	14,694	220
- options exercised (note 12.2.3)	5,000	37
December 31, 2024	19,214,554	165,408

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

26	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans (refer to note 12) and equity instruments issued to Blanket’s indigenous shareholders under Blanket Mine’s Indigenisation Transaction (refer note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 to be able to commence dividend payments.

Reserves

	2024	2023
Foreign currency translation reserve	(10,525)	(10,409)
Contributed surplus	132,591	132,591
Equity-settled share-based payment reserve	16,399	15,637
Total	138,465	137,819

27	Earnings per share

Weighted average number of shares – Basic earnings per share
(in number of shares)	2024	2023	2022
Issued shares at the beginning of year (note 25)	19,188,073	12,833,126	12,756,606
Weighted average shares issued	12,934	5,792,435	74,214
Weighted average number of shares at December 31	19,201,007	18,625,561	12,830,820

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2024	2023	2022
Weighted average at December 31	19,201,007	18,625,561	12,830,820
Effect of dilutive options	1,594	6,550	6,482
Weighted average number of shares (diluted) at December 31	19,202,601	18,632,111	12,837,302

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 8,406 (2023: 13,450, 2022: 13,518) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to $1 (2023: $Nil, 2022: $Nil) options.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

27	Earnings per share (continued)

The calculation of total basic and diluted earnings per share for the year ended December 31, 2024 was calculated as follows:

	2024	*2023	*2022
Profit for the year attributable to owners of the Company (basic and diluted)	17,899	(7,862)	11,239
Blanket Mine Employee Trust Adjustment	(389)	(262)	(363)
Profit attributable to ordinary shareholders (basic and diluted)	17,510	(8,124)	10,876
Basic earnings (loss) per share - $	0.91	(0.44)	0.85
Diluted earnings (loss) per share - $	0.91	(0.44)	0.85

* Restated, refer to note 41.

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings are calculated on the basis that the unpaid ownership interests of Blanket Mine’s indigenous shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to the indigenous shareholders and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value, is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of the NIEEF shareholding was anti-dilutive (i.e., the value of the options was less than the outstanding loan balance). Accordingly, there was no adjustment to fully diluted earnings attributable to shareholders.

28	Non-controlling interest

Blanket Mine’s (incorporated in Zimbabwe) NCI share is recognised at an effective share and voting rights of 13.2% (2023: 13.2%, 2022: 13.2%) based on summarised results as follows:

	2024	*2023	*2022
Current assets	40,915	33,126	30,397
Non-current assets	197,701	188,134	172,611
Current liabilities	(4,320)	(10,277)	(9,583)
Non-current liabilities	(55,123)	(50,893)	(43,832)
Net assets of Blanket Mine (100%)	179,173	160,090	149,593

Carrying amount of NCI of 13.2% (2023: 13.2%, 2022: 13.2%)	20,587	18,456	16,946

Revenue	179,368	146,314	142,082
Profit after tax	39,053	22,899	29,920
Total comprehensive income of Blanket Mine (100%)	39,053	22,899	29,920

Profit allocated to NCI of 13.2% (2023: 13.2%, 2022: 13.2%)	5,155	3,022	3,950
Dividend allocated to NCI of 13.2% (2023: 13.2%, 2022: 13.2%)	(3,024)	(1,512)	(1,814)

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

28	Non-controlling interest (continued)

	2024	*2023	*2022
Net cash inflow from operating activities	42,592	28,087	50,048
Net cash outflow from investing activities	(27,916)	(28,146)	(37,798)
Net cash outflow from financing activities	(11,174)	(5,017)	(16,506)
Net cash inflow (outflow)	3,502	(5,076)	(4,256)

* Restated, refer to note 41.

29	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalsed in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalised cost are amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation.  Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provisions	2024	2023
Blanket Mine
Balance January 1	4,766	2,823
Unwinding of discount (note 18)	197	109
Change in estimate (Blanket Mine) (note 18)	317	1,834
Balance December 31	5,280	4,766

Motapa, Maligreen and Bilboes Gold
Balance January 1	6,219	135
Change in estimate (Motapa) (note 17)	(882)	1,466
Change in estimate (Maligreen) (note 17)	8	152
Change in estimate (Bilboes Gold) (note 17)	(961)	4,466
Balance December 31	4,384	6,219

Total balance December 31	9,664	10,985

Current	–	–
Non-current	9,664	10,985
	9,664	10,985

The discount rate in calculating the present value of the Blanket Mine provision is 4.86% (2023: 4.14%) and is based on a risk-free rate and cash flows are estimated at an average 2.14% inflation (2023: 2.40%). The gross rehabilitation costs, before discounting, amounted to $7,491 (2023: $5,629) for Blanket Mine as at December 31, 2024.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

29	Provisions (continued)

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at December 31, 2024, amounted to $3,505 (2023: $4,466) for Bilboes Holdings, $584 (2023: $1,466) for Motapa and $295 (2023: $287) for Maligreen.

30	Loans and borrowings

	2024	2023

Balance January 1	–	–
Cashflows
Amounts received	3,000	–
Repayment - capital	(326)	–
Repayment - finance cost	(293)	–

Non-cashflows
Finance cost*	293	–

Balance December 31	2,674	–

* Finance cost are accounted for in note 15 on the effective interest rate method.

Current	1,174	–
Non-current	1,500	–
	2,674	–

	Currency	Nominal interest rate	Face Value	Carrying value
Unsecured bank loan - CABS	USD	8.25% + 12 months SOFR#	2,674	2,674

# Secured Overnight Funding Rates (“SOFR”)

31	Loan note instruments

Loan note instruments - finance costs		2024	2023
Motapa loan notes		–	619
Solar loan notes	31.1	846	549
		846	1,168

Loan note instruments - financial liabilities		2024	2023
Solar loan notes	31.1	9,168	7,112
		9,168	7,112

Current		855	665
Non-current		8,313	6,447
		9,168	7,112

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

31	Loan note instruments (continued)

31.1	Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry an interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $9 million of bonds were in issue at December 31, 2024 (December 31, 2023: $7 million). During January 2025, $2.5 million of bonds were issued. All bonds were issued to Zimbabwean registered commercial entities. The bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a subsidiary of the Company, except for the bonds issued in April 2024 and January 2025 which were directly issued by CHZ.

A summary of the bonds is as follows:

	2024	2023
Balance January 1	7,112	–
Amounts received	2,000	7,000
Transaction costs	(30)	(105)
Finance cost accrued	846	549
Repayment - finance cost paid	(760)	(332)
Balance December 31	9,168	7,112

Current	855	665
Non-current	8,313	6,447
	9,168	7,112

32	Trade and other payables

	2024	2023
Trade payables	8,036	6,166
Electricity accrual	1,670	2,676
Audit fee	562	395
Dividends due	2,522	1,048
Other payables	924	692
Financial liabilities	13,714	10,977

Production and management bonus accrual - Blanket Mine	529	214
Other employee benefits - other	2,235	2,229
Other employee benefits - settlements	1,081	1,588
Leave pay	2,838	2,655
Bonus accrual	1,115	190
Tailings storage facility - accrual	1,351	–
Accruals	3,784	2,650
Non-financial liabilities	12,933	9,526
Total	26,647	20,503

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

33	Cash flow information

Non-cash items and information presented separately on the statements of cash flows statement:

	2024	2023	2022
Operating profit	43,674	*10,955	*30,188
Adjustments for:
Impairment of property, plant and equipment (note 18)	1,711	877	8,209
Impairment of exploration and evaluation assets	–	–	467
Impairment of solar plant - VAT and duty receivables	–	720	–
Impairment of assets held for sale (note 24)	385	–	–
Unrealised foreign exchange losses (gains) (note 9)	1,683	*5	*(2,648)
Cash-settled share-based expense (note 12.1)	201	463	609
Share-based expense included in production costs (note 12)	434	660	853
Cash portion of cash-settled share-based expense	(691)	(1,695)	(1,468)
Equity-settled share-based expense (note 12.2)	1,054	640	484
Equity-settled share-based employee tax on vesting	(182)	–	–
Depreciation (note 18)	16,021	14,486	10,141
Fair value loss on derivative instruments (note 11)	831	1,119	401
Loss on disposal of property, plant and equipment (note 18)	32	33	–
Site restoration provision adjustment on assets and liabilities held for sale	6	–	–
Write down of inventory (note 8)	312	283	563
Cash generated from operations before working capital changes	65,471	28,546	47,799
Inventories	(3,777)	(2,182)	1,915
Prepayments	(3,718)	338	(1,375)
Trade and other receivables	(5,611)	(1,910)	(1,561)
Trade and other payables	3,073	1,606	2,879
Cash generated from operations	55,438	26,398	49,657

* Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk;
•	Market risk

This note present information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on the preservation of capital and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has the responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

Gold price hedges were entered into to manage the possible effect of gold price fluctuations. The derivative financial instruments were entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity.

The types of risk exposure and the way in which such exposures are managed are described below:

34.1	Credit risk

Exposure to credit risk

Credit risk includes the risk of a financial loss to the Group if a Bank had to default or a gold sales customer failing to meet its contractual obligation.

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for cash and cash equivalents (excluding overdrafts) and trade and other receivables at the reporting date by geographic region was:

	Cash and cash equivalents		Trade receivables
Carrying Amount	2024	2023	2024	2023
Zimbabwe	2,592	3,989	324	4,215
Jersey, Channel Islands	42	818	–	–
Other regions	1,626	1,901	4,187	1,618
	4,260	6,708	4,511	5,833

Of the trade receivables balance at the end of the year, $3,873 (2023: $3,110) is due from AEG and $Nil (2023: $Nil) from Stonex Financial Limited, the Group’s largest customers. Apart from this, the Group does not have significant credit risk exposure to any single counterparty.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management (continued)

34.2	Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources available to meet its obligations as they fall due. The Group manages its liquidity risk by ensuring sufficient cash availability to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the reviewing and approving of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

The following are the contractual maturities of financial liabilities, including contractual interest payments.

Non-derivative financial liabilities

December 31, 2024	Carrying	Contractual cashflows
	amount	Total	12 months or less	Within 2 years	Within 3 to 4 years
Trade and other payables	13,714	13,714	13,714	–	–
Loan note payable	9,168	10,473	855	7,522	2,096
Lease liabilities	294	355	121	82	152
Loans and borrowings	2,674	3,118	1,464	1,323	331
Overdrafts	12,928	12,928	12,928	–	–
	38,778	40,588	29,082	8,927	2,579

December 31, 2023	Carrying	Contractual cashflows
	amount	Total	12 months or less	Within 2 years	Within 3 to 4 years
Trade and other payables	10,977	10,977	10,977	–	–
Loan note payable	7,112	8,663	665	665	7,333
Lease liabilities	208	217	175	42	–
Overdrafts	17,740	17,740	17,740	–	–
	36,037	37,597	29,557	707	7,333

The Group regularly monitors its liquidity risk and evaluates the options available to manage liquidity risk.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the realised gold price, as per note 7, will have an impact on the reported revenue of the Group and the fair value of the put options at December 31, 2024. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management (continued)

34.2	Liquidity risk (continued)

Sensitivity analysis (continued)

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

Consolidated statement of financial position:

	2024	2023

Derivative financial assets - Put option
Increase by 5% of the gold price	–	–
Decrease by 5% of the gold price	–	4

Consolidated statement of profit or loss and other comprehensive income:

Fair value loss on derivative financial instruments	2024	2023

Derivative financial assets - Put option
Increase by 5% of the gold price	–	–
Decrease by 5% of the gold price	–	4

34.3	Market risk

34.3.1	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. ZiG, RTGS$ (before April 5, 2024) or foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure.

The fluctuation of the US Dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further, the Group aims to maintain cash and cash equivalents in US Dollars to avoid foreign exchange exposure and to meet short‐term liquidity requirements.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management (continued)

34.3	Market risk (continued)

34.3.1	Currency risk (continued)

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which are different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the Group that have a different functional currency and foreign currency compared to the functional currency.

	2024		2023
	$'000		$'000
	Functional currency		Functional currency
	ZAR		ZAR

Cash and cash equivalents	62	1,729	62	4,706
USD denominated	61	–	61	–
ZAR denominated	–	1,477	–	989
ZiG denominated	–	252	–	–
RTGS$ denominated	–	–	–	3,424
GBP denominated	1	–	1	293
CAD denominated	–	–	–	–

Trade and other receivables - ZiG denominated	–	3,873	–	–
Trade and other payables - ZiG denominated	–	(76)	–	–
Trade and other receivables - RTGS$ denominated	–	–	–	3,118
Trade and other payables - RTGS$ denominated	–	–	–	(106)
	62	5,526	62	7,718

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2024		2023
	$'000		$'000
	Functional currency		Functional currency
	ZAR		ZAR

Cash and cash equivalents	3	12	3	177
Trade and other receivables	–	184	–	148
Trade and other payables	–	(4)	–	(5)
	3	192	3	320

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management (continued)

34.3	Market risk (continued)

34.3.2	Interest rate risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility, short term loans and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rates. Variable rates expose the Group to cash flow interest rate risk.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2024	2023

Cash and cash equivalents	4,260	6,708
Loans and borrowings	(2,674)	–
Overdrafts	(12,928)	(17,740)
	(11,342)	(11,032)

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed. Loans and borrowings are at a fixed interest rate.

Sensitivity analysis - Cash and cash equivalents	2024	2023

Increase by 100 basis points	43	67
Decrease by 100 basis points	(43)	(67)

Sensitivity analysis - Loans and borrowings

Increase by 100 basis points	27	–
Decrease by 100 basis points	(27)	–

Sensitivity analysis - Overdraft

Increase by 100 basis points	129	177
Decrease by 100 basis points	(129)	(177)

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

35	Dividends

	2024	2023	2022
Dividends declared to owners of the Company	10,752	8,752	8,975
Dividends declared to NCI	3,024	1,512	1,814
	13,776	10,264	10,789

Dividends declared and paid to owners of the Company	10,752	8,752	7,178
Dividends declared and paid to NCI	1,550	550	1,728
Dividends declared and due to owners of the Company	–	–	1,797
Dividends declared and due to NCI	2,522	1,048	86
	14,824	10,350	10,789

Dividends Paid	2024	2023	2022
Opening balance dividends due	1,048	1,883	–
Dividends declared	13,776	10,264	10,789
Closing balance dividends due	(2,522)	(1,048)	(1,883)
	12,302	11,099	8,906

Quarterly dividend per share history:

Declaration date	cents per share
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0
January 2, 2024	14.0
March 27, 2024	14.0
July 1, 2024	14.0
November 11, 2024	14.0
March 24, 2025	14.0

36	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

37	Related parties

Directors of the company, as well as certain executives, are considered key management. For entities within the Group refer to note 38.

Employee contracts between CMSA, CHZ, the Company, key management and certain employees include an option for respective employees to terminate such employee contracts in certain events following a change in control of the Company and to receive a severance payment equal to six months’ to two years’ compensation. If this was triggered as at December 31, 2024 the severance payment would have amounted to $7,227 (2023: $7,809, 2022: $8,575). A change in control would constitute:

•	the acquisition of more than 50% of the shares; or
•	the acquisition of the right to exercise the majority of the voting rights of shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets of the Group.

The Company may terminate the employee's employment, whether such termination is with or without required notice, for any reason recognised in law as sufficient. If this was triggered as at December 31, 2024 the severance payment would have amounted to $4,909 (2023: $6,879, 2022: $7,356) for all employees included in the above termination event of a change in control of the Company.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2024	2023	2022
Key management salaries	2,915	3,102	2,076
Share-based awards* @	1,157	720	999
All other compensation &	2,396	2,599	1,697
	6,468	6,421	4,772

*	Amount inclusive of $110 (2023: $104, 2022: $354) classified as production costs.
@	Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 12).
&

The Company entered into a consultancy agreement with Mr. Curtis, a former director of the Company and the former Chief Executive Officer, effective July 1, 2022 to December 31, 2023 with a monthly fee of $44.1 for the period July 1, 2022 until December 31, 2022 and $12.5 for the period January 1, 2023, until December 31, 2025. During the Year, the Company expensed $150 (2023: $150, 2022: $265) in advisory service fees with respect to this consultancy agreement. Mr. Curtis retired as a director in May 2024.

Included is an amount of $818 (2023: $647, 2022: $1,378) that relates to bonuses provided for in 2024.

Included is an amount of $1,169 (2023: $1,588 (severance package), 2022: $54 (leave payout)) that relates to provision of a retirement package and a leave payout paid in 2025.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

37	Related parties (continued)

$30 (2023: $30, 2022: $Nil) rent was paid to a company of which V. Gapare is a director and that supplied office accommodation in Harare, Zimbabwe.

Group entities are set out in note 38.

Refer to note 5 and note 28 for transactions with NCI.

Refer to note 38 for management fees between CMSA and Blanket Mine.

Refer to note 31 for details of the bonds and the Loan notes which were guaranteed by the Company and by Greenstone Management Services Holdings (UK) Limited respectively.

Refer to note 10 for director fees.

All related party transactions occurred at arm’s length.

38	Group entities

Intercompany balances with holding company

	Activity of the company	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
				2024	2023	2024	2023
Caledonia Holdings Zimbabwe (Private) Limited	Services	$	Zimbabwe	100	100	(5,699)	(6,179)
Caledonia Mining Services (Private) Limited	Solar power provider	$	Zimbabwe	100	100	4,403	10,559
Fintona Investments Proprietary Limited	Dormant	ZAR	South Africa	100	100	14,860	14,860
Caledonia Mining South Africa Proprietary Limited	Procurement and services	ZAR	South Africa	100	100	(8,006)	(8,700)
Greenstone Management Services Holdings Limited	Investment holding	$	United Kingdom	100	100	(34,437)	(48,149)
Blanket Mine (1983) (Private) Limited (2)	Mining	$	Zimbabwe	64	64	(2,867)	(217)
Blanket Employee Trust Services (Private) Limited ("BETS") (1)	Employee trust	$	Zimbabwe	–	–	–	–
Motapa Mining Company UK Limited	Investment holding	$	United Kingdom	100	100	1	–
Arraskar Investments (Private) Limited	Exploration	$	Zimbabwe	100	100	–	–
Bilboes Gold Limited	Investment holding	$	Mauritius	100	100	40	–
Bilboes Holdings (Private) Limited	Gold project	$	United Kingdom	100	100	831	805
Caledonia Mining FZCO	Procurement	$	Dubai	100	100	436	61

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

38	Group entities (continued)

Intercompany balances with holding company (continued)

	Activity of the company	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
				2024	2023	2024	2023
Caledonia (Connemara) (Private) Limited	Dormant	$	Zimbabwe	100	100	–	–
Caledonia (Maligreen) (Private) Limited	Dormant	$	Zimbabwe	100	100	–	–
Caledonia (Bilboes & Motapa) (Private) Limited	Dormant	$	Zimbabwe	100	100	–	–

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 5 for the effective shareholding. NCI has a 13.2% (2023: 13.2%, 2022: 13.2%) interest in cash flows of Blanket only.

Intercompany transactions with holding company

	Loans advanced/ (repaid)		Interest received		Foreign exchange profits
	2024	2023	2024	2023	2024	2023

Caledonia Holdings Zimbabwe (Private) Limited	(26)	(4)	506	508	–	–
Caledonia Mining Services (Private) Limited	(6,536)	10,016	380	543	–	–
Caledonia Mining South Africa Proprietary Limited	1,039	(3,591)	(559)	(455)	214	675
Greenstone Management Services Holdings Limited	15,356	(9,103)	(1,644)	(2,449)	–	–
Blanket Mine (1983) (Private) Limited	(2,623)	(760)	(27)	(18)	–	–
Motapa Mining Company UK Limited	1	–	–	–	–	–
Bilboes Gold Limited	40	–	–	–	–	–
Bilboes Holdings (Private) Limited	23	805	3	–	–	–
Caledonia Mining FZCO	375	61	–	–	–	–
	7,649	(2,576)	(1,341)	(1,871)	214	675

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket Mine, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). The Bilboes oxide mine segment comprises the oxide mining activities. The E&E projects segment includes the exploration and evaluation activities of the Bilboes sulphide project as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below.

Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the Group's CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

Information about reportable segments

For the twelve months ended December 31, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	179,369	–	3,649	–	–	–	183,018
Inter-segmental revenue	–	19,296	–	–	(19,296)	–	–
Royalty	(9,081)	–	(182)	–	–	–	(9,263)
Production costs	(77,245)	(17,579)	(3,386)	–	17,493	(27)	(80,744)
Depreciation	(16,906)	(152)	–	–	1,081	(44)	(16,021)
Other income	232	1	656	–	(29)	230	1,090
Other expenses*	(6,750)	–	(190)	–	–	–	(6,940)
Administrative expenses	(1,602)	(3,374)	(109)	(10)	35	(10,598)	(15,658)
Management fee	(2,924)	2,924	–	–	–	–	–
Cash-settled share-based expense	–	–	–	–	–	(201)	(201)
Equity-settled share-based expense	–	–	–	–	–	(1,054)	(1,054)
Net foreign exchange (loss) gain	(9,739)	(168)	24	–	(23)	184	(9,722)
Fair value loss on derivative liabilities	–	–	–	–	–	(831)	(831)
Finance income	–	606	–	–	(2,224)	1,644	26
Finance cost	(3,488)	(8)	(411)	(127)	2,221	(1,344)	(3,157)
Profit (loss) before tax	51,866	1,546	51	(137)	(742)	(12,041)	40,543
Tax expense	(16,418)	(517)	–	–	(78)	(476)	(17,489)
Profit (loss) after tax	35,448	1,029	51	(137)	(820)	(12,517)	23,054

*	Other expenses include impairment of plant and equipment of $1,711 for Blanket , as well as $1,973 and $126 retirement benefits for Blanket and Bilboes respectively.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at December 31, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	59,222	2,592	–	596	(1,696)	604	61,318
Non-current (excluding intercompany)	198,400	1,084	–	97,308	(5,644)	(4,102)	287,046
Assets held for sale (note 24)	13,512	–	–	–	–	–	13,512
Additions on property, plant and equipment (note 18)	28,570	441	–	–	(1,432)	2	27,581
Additions on evaluation and exploration assets (note 17)	–	–	–	4,889	–	–	4,889
Intercompany balances	53,342	20,101	671	–	(209,380)	135,266	–
Segment liabilities:
Current (excluding intercompany)	(36,507)	(4,032)	–	(1,988)	–	(2,868)	(45,395)
Non-current (excluding intercompany)	(63,731)	(199)	–	(4,089)	(75)	(411)	(68,505)
Intercompany balances	(16,727)	(38,179)	–	(77,091)	209,380	(77,383)	–

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

For the twelve months ended December 31, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	140,615	–	5,699	–	–	–	146,314
Inter-segmental revenue	–	17,623	–	–	(17,623)	–	–
Royalty	(7,318)	–	(319)	–	–	–	(7,637)
Production costs	(68,923)	(16,788)	(13,095)	–	16,097	–	(82,709)
Depreciation	(15,385)	(139)	–	–	1,079	(41)	(14,486)
Other income	236	10	1	–	(1,750)	1,766	263
Other expenses*	(4,353)	–	(14)	–	–	–	(4,367)
Administrative expenses	(912)	(4,301)	(2,101)	(8)	17	(10,124)	(17,429)
Management fee	(3,468)	3,471	–	–	(3)	–	–
Cash-settled share-based expense	–	–	–	–	660	(1,123)	(463)
Equity-settled share-based expense	–	–	–	–	–	(640)	(640)
Net foreign exchange (loss) gain	#(7,451)	(144)	97	–	(71)	797	#(6,772)
Fair value loss on derivative liabilities	–	–	–	–	–	(1,119)	(1,119)
Finance income	–	39	–	–	–	–	39
Finance cost	(3,323)	448	(189)	(22)	(2)	64	(3,024)
Profit (loss) before tax	#29,718	219	(9,921)	(30)	(1,596)	(10,420)	#7,970
Tax expense	(12,256)	(235)	–	–	(19)	(300)	(12,810)
Profit (loss) after tax	#17,462	(16)	(9,921)	(30)	(1,615)	(10,720)	#(4,840)

*

Other expenses include impairment of plant and equipment of $26 for Blanket and $851 for the Bilboes oxide mine, as well as impairment of the solar VAT and duty receivable amounting to $720 for Blanket.

#	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at December 31, 2023	Zimbabwe	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	51,236	2,363	–	401	(1,757)	1,986	54,229
Non-current (excluding intercompany)	188,426	697	–	92,664	(5,294)	(2,419)	274,074
Assets held for sale	13,519	–	–	–	–	–	13,519
Additions on property, plant and equipment (note 18)	43,496	120	–	–	(2,570)	(11,440)	29,606
Additions on evaluation and exploration assets (note 17)	–	–	–	76,693	–	–	76,693
Intercompany balances	44,452	16,844	(214)	–	(145,523)	84,441	–
			–
Segment liabilities:
Current (excluding intercompany)	(31,747)	(4,421)	–	(1,755)	–	(2,210)	(40,133)
Non-current (excluding intercompany)	*(57,626)	–	–	(5,932)	4	(416)	*(63,970)
Intercompany balances	(24,412)	(34,193)	–	(5,691)	145,523	(81,227)	–

* Restated, refer to note 41.

For the twelve months ended December 31, 2022	Blanket	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	142,082	–	–	–	142,082
Inter-segmental revenue	–	19,885	(19,885)	–	–
Royalty	(7,124)	–	–	–	(7,124)
Production costs	(62,701)	(18,883)	18,586	–	(62,998)
Depreciation	(10,735)	(153)	789	(42)	(10,141)
Other income	48	12	–	–	60
Other expenses*	(11,289)	(66)	–	(427)	(11,782)
Administrative expenses	(172)	(3,047)	–	(8,722)	(11,941)
Management fee	(3,454)	3,454	–	–	–
Cash-settled share-based expense	–	–	853	(1,462)	(609)
Equity-settled share-based expense	–	–	–	(484)	(484)
Net foreign exchange gain (loss)	#(5,673)	(119)	(291)	406	#(5,677)
Fair value loss on derivative liabilities	–	–	–	(1,198)	(1,198)
Finance income	–	17	–	–	17
Finance cost	(861)	(25)	–	229	(657)
Profit (loss) before tax	#40,121	1,075	52	(11,700)	#29,548
Tax expense	#(13,374)	(252)	117	(850)	#(14,359)
Profit (loss) after tax	#26,747	823	169	(12,550)	#15,189

*	Other expenses include impairment of plant and equipment of $8,209 for Blanket, as well as impairment of Connemara North of $720.
#	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at January 1, 2023	Zimbabwe	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	33,130	1,448	–	(83)	3,932	38,427
Non-current (excluding intercompany)	176,356	822	5,626	(5,446)	19,406	196,764
Additions on property, plant and equipment	38,763	(881)	872	(1,355)	10,821	48,220
Additions on evaluation and exploration assets	7,964	–	1,430	–	4	9,398
Intercompany balances	33,468	12,202	–	(107,227)	61,557	–

Segment liabilities:
Current (excluding intercompany)	(17,451)	(1,901)	–	–	(13,089)	(32,441)
Non-current (excluding intercompany)	*(43,967)	(101)	–	116	(1,109)	*(45,061)
Intercompany balances	(12,725)	(34,753)	–	107,227	(59,749)	–

* Restated, refer to note 41.

Major customer

Revenues from Fidelity amounted to $47,974 (2023: $66,177; 2022: $142,082) for the twelve months ended December 31, 2024 representing 23,567 ounces (2023: 35,415 ounces, 2022: 80,094 ounces).

The Group has made $111,946 (2023: $80,137, 2022: $Nil) of sales to AEG and $23,098 (2023: $Nil, 2022: $Nil) to Stonex Financial Limited up to December 31, 2024, representing 45,505 ounces (2023: 41,117 ounces, 2022: Nil ounces) and 8,845 ounces (2023: Nil ounces, 2022: Nil ounces) respectively. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

40	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2024 was $1,179 (2023: $1,290, 2022: $1,022).

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

41	Prior year error – restatement of comparative information

In preparation of the consolidated financial statements for the year ended December 31, 2024, an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement does not affect income tax calculations or submissions.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. The RTGS$ was deemed the only legal tender in Zimbabwe, and all liabilities held previously were to be denominated in RTGS$. In 2019, Practice Note 26 (as described in note 3.1.5) required all income tax returns to be calculated in RTGS$ for transactions occurring prior to introducing the multi-currency regime in 2023.

Blanket’s deferred tax liabilities were incorrectly calculated in RTGS$ and accounted for as a monetary item where RTGS$ deferred tax temporary differences were translated to the USD functional currency. Gains related to the devaluation of the deferred tax liabilities were realised in profit or loss. Transactions from 2019 to 2022 affected the deferred tax liability calculation and continued to be denominated in RTGS$ in accordance with the legislated tax regime after the multi-currency regime was introduced. The accounting for the deferred tax liabilities in RTGS$ with the translation to USD remained consistent in all previous consolidated financial statements, yet the carrying value of the deferred tax liabilities should have been denominated in USD rather than RTGS$. The error, stemming from January 1, 2019, was corrected from the earliest period presented in these consolidated financial statements, as presented in the table below.

Consolidated statements of profit or loss and other comprehensive income

For the years ended	December 31, 2023			December 31, 2022
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange (loss) profit	(2,550)	(4,222)	(6,772)	4,411	(10,088)	(5,677)
Tax expense	(12,810)	–	(12,810)	(16,770)	2,411	(14,359)
(Loss) profit for the year	(618)	(4,222)	(4,840)	22,866	(7,677)	15,189
Total comprehensive income for the year	(1,240)	(4,222)	(5,462)	22,404	(7,677)	14,727
Non-controlling interests	3,580	(558)	3,022	4,963	(1,013)	3,950
Basic (loss) earnings per share ($)	(0.24)	(0.20)	(0.44)	1.36	(0.51)	0.85
Diluted (loss) earnings per share ($)	(0.24)	(0.20)	(0.44)	1.35	(0.50)	0.85

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

41	Prior year error – restatement of comparative (continued)

Consolidated statements of financial position

As at	December 31, 2023			January 1, 2023
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	63,172	33,971	97,143	50,222	30,307	80,529
Non-controlling interests	24,477	(6,021)	18,456	22,409	(5,463)	16,946
Deferred tax liabilities	6,131	39,992	46,123	5,123	35,770	40,893

Further information on the material weakness identified as a result of the error is disclosed in section 11 of the MD&A.

42	Subsequent events

There were no significant subsequent events between December 31, 2024 and the date of issue of these financial statements other than included in the preceding notes to the consolidated financial statements.

43	Going concern

The directors have, at the time of approving these consolidated financial statements, a reasonable expectation that Caledonia has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS at March 31, 2025

BOARD OF DIRECTORS	OFFICERS
J. L. Kelly (2) (3) (5) (7)	M. Learmonth (4) (5) (6) (7)
Non-executive Director	Chief Executive Officer
Connecticut, United States of America	Jersey, Channel Islands

J. Holtzhausen (1) (2) (3) (4) (5)	C.O. Goodburn (5) (6)
Chairman Audit Committee	Chief Financial Officer (until March 31, 2025)*
Non-executive Director#	Johannesburg, South Africa
Cape Town, South Africa
A. Chester (6) (7)
M. Learmonth (4) (5) (6) (7)	General Counsel, Company Secretary and Head of
Chief Executive Officer	Risk and Compliance
Jersey, Channel Islands	Jersey, Channel Islands

N. Clarke (3) (4) (5) (7)	J. Mufara (4) (5) (6) (7)
Non-executive Director	Chief Operating Officer
Cornwall, United Kingdom	Johannesburg, South Africa

G. Wildschutt (1) (3) (5) (7)	BOARD COMMITTEES
Non-executive Director	(1) Audit Committee
Johannesburg, South Africa	(2) Compensation Committee
(3) Nomination and Corporate Governance
G. Wylie (1) (2) (3) (4) (5)	Committee
Non-executive Director	(4) Technical Committee
Tas-Silema, Malta	(5) Strategic Planning Committee
(6) Disclosure Committee
V. Gapare (4) (5) (7)	(7) ESG Committee
Executive Director
Harare, Zimbabwe	* Stepped down on March 31, 2025, and succeeded by Ross Jerrard.
# Not putting himself forward for reappointment as a director at the next annual general meeting. in May 2025
T. Gadzikwa (1) (2) (3) (5)
Non-executive Director
Johannesburg, South Africa

S. Buys (3) (4) (5) (7)
Non-executive Director
Surrey, United Kingdom

L. Goldwasser (1) (2) (3) (5)
Non-executive Director
Florida, United States of America

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at March 31, 2025

CORPORATE OFFICES	BANKER	SOLICITORS	SOLICITORS (CONTINUED)
Jersey	Barclays	Mourant (Jersey)	Hayes Boone (United Kingdom)
Head and Registered Office	Level 11	22 Grenville Street	1 New Fetter Lane
Caledonia Mining Corporation Plc	1 Churchill Place	St Helier	London EC4A 1AN
B006 Millais House	Canary Wharf	Jersey JE4 8PX	United Kingdom
Castle Quay	London E14 5HP	Channel Islands
St Helier			AUDITOR
Jersey, Channel Islands JE2 3NF	NOMINATED ADVISOR	Borden Ladner Gervais LLP (Canada)	BDO South Africa Incorporated
	Cavendish Securities PLC	Bay Adelaide Cantre, East Tower	Wanderers Office Park
South Africa	One Bartholomew Close	22 Adelaide Street West	52 Corlett Drive
Caledonia Mining South Africa Proprietary Limited	London	Suite 3400	Illovo 2196
No. 1 Quadrum Office Park	EC1A 7BL	Toronto, ON, Canada	South Africa
Constantia Boulevard	Tel: +44 20 7220 0500	M5H 4E3	Tel: +27(0)10 590 7200
Floracliffe
South Africa	MEDIA AND INVESTOR RELATIONS	Dorsey & Whitney LLP (US)
	Capital Market Communication Limited (“Camarco”)	TD Canada Trust Tower
Zimbabwe	APCO Worldwide	Brookfield Place
Caledonia Holdings Zimbabwe (Private) Limited	Floor 5, 40 Strand	161 Bay Street
P.O. Box CY1277	London WC2N 5RW	Suite 4310
Causeway, Harare	Tel: +44 20 3757 4980	Toronto, Ontario
Zimbabwe		M5J 2S1
	BROKER	Canada
Capitalisation (March 31, 2025)	Liberum
Authorised: Unlimited	Ropemaker Place, Level 12	Gill, Godlonton and Gerrans (Zimbabwe)
	25 Ropemaker Street	Beverley Court
Shares, Warrants and Options Issued:	London	100 Nelson Mandela Avenue
Shares: 19,214,554	EC2Y 9LY	Harare, Zimbabwe
Options: 10,000
	REGISTRAR AND TRANSFER AGENT	Bowman Gilfillan Inc (South Africa)
SHARE TRADING SYMBOLS	Computershare	11 Alice Lane
NYSE American - Symbol “CMCL”	150 Royall Street,	Sandton
AIM - Symbol “CMCL”	Canton,	Johannesburg
VFEX - Symbol “CMCL”	Massachusetts, 02021	2196
	Tel: +1 800 736 3001 or +1 781 575 3100	South Africa